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                                                            EXHIBIT (a)(1)(iii)


To: Next Level Employees
From: Michael Norris, CEO

Re: Next Level Stock Option Exchange Program


        I am pleased to announce that Next Level is launching an important employee compensation program for NLC employees. As you are all aware, the recent market downturn has left our current stock price much lower than the exercise price of many employee stock options.

        In response to this recent stock price decline, we are implementing a voluntary program that allows Next Level employees, other than the CEO and Senior Vice Presidents, to exchange certain existing stock options for new options that will be granted as promptly as practicable on or after the first trading day that is at least six months and one day after the date we cancel the options accepted for exchange. This is a significant initiative, requiring a formal tender offer filing with the Securities and Exchange Commission. By making it possible to exchange your higher priced stock options for new options with an exercise price equal to the market value of our stock on the replacement grant date, we hope to provide Next Level employees with stock options that could provide greater wealth creation possibilities in the future.

        Please note that this is not a stock option repricing. A repricing would require us to take a significant charge against earnings on any future appreciation of the repriced options, thereby diminishing our potential for profitability.

        Today the Human Resources Department will begin distribution of customized packets that explain the stock option exchange program in greater detail, including its potential benefits and risks and what you will need to do if you choose to participate. Please review the material carefully and weigh your decision with equal care. Please understand that NLC cannot advise you on what decision to make, and that no NLC employee is authorized to make any recommendation on our behalf as to your choices. You may wish to secure the counsel of a professional financial advisor as part of your decision making process.

        I firmly believe that Next Level's opportunities for new business and revenue growth are abundant. This new program is aimed at ensuring meaningful rewards for each of you who help make us successful relative to those opportunities. I believe this program is a testament of our gratitude and belief in the entire NLC team.



                                                 Sincerely,

                                                 Michael